UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PARTNERS GROUP GROWTH, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP GROWTH, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Growth, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

January 27, 2026
(Date Tender Offer First Published,

Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on January 27, 2026, by Partners Group Growth, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company Units ("Units") in the Fund in an aggregate amount up to 5.00% of the net assets of the Fund as of the Valuation Date on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on January 27, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, February 24, 2026.

2. As of February 24, 2026, one (1) Member validly tendered Units and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Units tendered pursuant to the Offer was calculated as of the Valuation Date, March 31, 2026, in the amount of $1,158.18.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of a promissory note issued to the Member whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory note was held by State Street Bank and Trust Company, the Fund's administrator, on behalf of such Member, in accordance with the terms of the Offer. One (1) Member, whose tender was accepted for purchase by the Fund, did not tender their entire Interest in the Fund; therefore, pursuant to the promissory note issued to the Member, the Fund paid the Member 100% of the Member’s unaudited net asset value of the Interest tendered. Cash payments in the amount of the unaudited net asset value of the Interest tendered was wired to the account designated by the Member.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP GROWTH, LLC

By:	/s/ Robert M. Collins
	Name:	Robert M. Collins
	Title:	President

June 5, 2026

EXHIBIT INDEX

EXHIBIT

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